

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 8, 2010

via U.S. mail and facsimile

Ricardo Soler, CFO
Tenaris S.A.
46a, Avenue John F. Kennedy – 2nd Floor
L-1855 Luxembourg

>   **RE: Tenaris S.A.**
>   **Form 20-F for the Fiscal Year Ended December 31, 2009**
>   **Filed June 30, 2010**
>   **File No. 1-31518**

Dear Mr. Soler:

We have reviewed your response letter dated November 1, 2010, and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

II. Accounting Policies, page F-9

G Impairment of non financial assets, page F-15

1. In future filings, please further revise your draft disclosure to explain to investors what level of the business your CGUs represent. If the CGU levels vary, please provide an explanation as to the factors and circumstances management considered when identifying the CGUs. Please disclose for investors the total number of CGUs used to test your long-lived assets for impairment, if necessary. This disclosure will better allow investors to understand the level at which assets are being tested for impairment. Please refer to comment 4 in our letter dated September 7, 2010, along with your response in your letter dated October 1, 2010; comment 2 in our letter dated October 1, 2010, and paragraphs 65-79 of IAS 36 for guidance.

5 Other operating items, page F-30

2. We note your response to comment 4 in our letter dated October 18, 2010. Paragraph 66 of IAS 36 states, "[i]f there is any indication that an asset may be impaired, recoverable amount shall be estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, an entity shall determine the recoverable amount of the cash-generating unit to which the asset belongs (the asset's cash-generating unit)." Since you test all of your long-lived assets at the CGU level, the presumption is that you are unable to reasonably estimate the recoverable amount of your individual assets. However, we note your reliance on the guidance in paragraph 105 of IAS 36 for allocating the remaining $68.1 million difference in the carrying value of the Prudential CGU versus the recoverable amount after writing off the Prudential CGU's goodwill balance. It is therefore unclear how you were able to estimate the recoverable amount of the Prudential CGU's property, plant and equipment, given the presumption that you are unable to reasonably estimate the recoverable amount of your individual assets. Please address this apparent inconsistency in your accounting policies.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736, or in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691, or me at (202) 551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Terence O'Brien
Accounting Branch Chief